PRICING SUPPLEMENT
Filed pursuant to Rule 424(b)(5)
(To Prospectus Supplement dated November 27, 2009 and Prospectus dated October 27, 2009)	Registration Statement No. 333-155937
NOT FOR DISTRIBUTION OUTSIDE THE UNITED STATES
ING GROEP N.V.
Offering of 1,768,412,544 Ordinary Shares represented by Bearer Depositary
Receipts, including
American depositary shares representing such Bearer Depositary Receipts
Subscription Price in the Rights Offering: EUR 4.24 per Bearer Depositary
Receipt and US$ 6.26 per American depositary share
An aggregate of 1,715,046,546 New BDRs (including New BDRs underlying New ADSs) were subscribed for in the Rights Offering at a subscription price of EUR 4.24 per New BDR and US$6.26 per New ADSs. Accordingly, investors will be entitled to a refund of US$0.79 per New ADS validly subscribed for in the Rights Offering, or the difference between the final ADS Subscription Price and the ADS deposit amount of US$7.06.
New BDRs for which Rights were not validly exercised, representing an aggregate of 53,365,998 new ordinary shares, have been sold at the Global Offering Price of EUR 6.68 per BDR. Aggregate proceeds of EUR 130,213,035 less selling expenses (and any value added tax) results in an Excess Amount per Tradable Right of EUR 2.09, or the US dollar equivalent per ADS Right based on the ADS Rights Agent’s cost of converting the Excess Amount into US dollars on or about December 21, 2009. On December 15, 2009, the closing price of ING Groep N.V. shares was US$9.44 per ADS on the NYSE and EUR 6.57 per BDR on Euronext Amsterdam and Euronext Brussels.
Applications have been made for listing of the new BDRs on Euronext Amsterdam and Euronext Brussels under the symbol “INGA”, which are expected to be granted on or before December 21, 2009. Application for listing and admission to trading of the new ADSs on the NYSE under the symbol “ING” has been made and accepted by the NYSE. Trading of the new BDRs and the new ADSs is expected to commence on December 21, 2009.

For a discussion of the risks that you should consider before purchasing the securities, see “Risk Factors” beginning on page S-13 of the accompanying prospectus supplement.

	Rights Offering	Global Offering
Price to public per bearer depositary receipt	EUR 4.24(1)	EUR 6.68
Underwriting discount per bearer depositary receipt	EUR 0.13	EUR 0.13
Proceeds to ING Groep N.V. per bearer depositary receipt	EUR 4.11	EUR 4.11(2)
Total proceeds, before expenses, to ING Groep N.V.	7,048,841,304 (3)	219,334,252 (4)

(1)	For BDRs represented by ADSs, payable in US dollars in an amount of US$6.26 per New ADS subscribed. The figure represents the ADS Rights Agent’s cost of the BDR Subscription Price of EUR 4.24 in US dollars on December 14, 2009.

(2)	Takes into account EUR 2.09 per Right in respect of the Excess Amount.

(3)	Based on 1,715,046,546 BDRs (including BDRs represented by ADSs) subscribed for in the Rights Offering.

(4)	Based on 53,365,998 BDRs sold in the Global Offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

Joint Global Coordinators and Joint Bookrunners

Goldman, Sachs & Co.	ING	J.P. Morgan

Co-Bookrunners

Credit Suisse	Deutsche Bank Securities	HSBC	Morgan Stanley

Joint Lead Managers

Citi	ABN AMRO	UBS Investment Bank

Co-Lead Managers

Banca IMI	BNP PARIBAS	COMMERZBANK
Fortis Bank Nederland	Lloyds TSB Corporate Markets	Rabo Securities
Banco Santander	Société Générale Corporate & Investment Banking	UniCredit Capital Markets Inc.

Subscription, Listing and Paying Agent

ING

The date of this pricing supplement is December 16, 2009

PROCEEDS
The net proceeds of the Offering are expected to be approximately EUR 7.26 billion after deduction of commissions, fees (including any incentive fee payable at our sole discretion), and estimated expenses of approximately EUR 0.24 billion.
PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATES
On December 15, 2009, the buying rate was US$1.4538 per EUR 1.00 (as published by Bloomberg at close of business New York time on December 15, 2009). In November 2009, the buying rate for Euro recorded a high of US$1.5144 per EUR 1.00 and a low of US$1.4626 per EUR 1.00.
SHARE CAPITAL
The registered share capital of ING Groep N.V. on settlement of the Offering will increase by 1,768,412,544 ordinary shares with a par value of EUR 0.24 each, such that the number of ordinary shares outstanding will be equal to 3,831,560,513 ordinary shares.
RIGHTS ALLOTTED TO TREASURY SHARES
Treasury shares were allocated Tradable Rights, or Tradable Rights underlying ADS Rights, in the Rights Offering. ING has sold 34.3 million Tradable Rights through private placements at an average price of EUR 1.85 per Tradable Right. ING Groep N.V. used the proceeds to partially fund the purchase of 10.4 million BDRs at a price of EUR 6.55 per BDR, which BDRs will be used to hedge employee options.
DILUTION
As of September 30, 2009, our net book value (total assets less equity attributable to minority interests and liabilities including Core Tier-I securities) was EUR 26.5 billion. Based on 2,028,278,185 ordinary shares outstanding (outstanding ordinary shares after deducting ordinary shares held by Group companies), the net book value per share was EUR 13.07 as of the same date.
If the Rights Offering had been executed on September 30, 2009 and all of the New BDRs (including New ADSs representing New BDRs) had been subscribed, ING Groep N.V.’s net book value after deducting fees and expenses (excluding any incentive fee payable at our sole discretion) associated with the Offering would have been EUR 33.8 billion, or EUR 8.92 per outstanding ordinary share (or US$13.50 based on an exchange rate of US$1.5134 per EUR 1.00 as published by Bloomberg at close of business New York time on November 25, 2009), based on 3,786,150,053 ordinary shares outstanding (excluding ordinary shares held by Group companies and assuming the purchase of BDRs on the open-market with the sale proceeds of Tradable Rights in respect of ordinary shares held by Group companies). This would represent a direct decrease of EUR 4.15 in the net book value per outstanding ordinary share. As a result, investors purchasing New BDRs or New ADSs in the Rights Offering would not have experienced immediate dilution. Similarly, investors purchasing New BDRs or New ADSs in the Global Offering at a price of EUR 6.68, or its US dollar equivalent in the case of New ADS, would not have experienced immediate dilution.
STOCK EXCHANGE DATA FOR NOVEMBER 2009
The table below sets forth the high and low closing prices and volumes of trading activity of the bearer depositary receipts on Euronext Amsterdam, and the ADSs on the NYSE for the month of November 2009. The historical closing prices indicated below were obtained from Bloomberg L.P.

PS-1

Euronext Amsterdam Stock Exchange			NYSE
		Trading			Trading
		volume in			volume in
		millions of			millions of
High	Low	BDRs	High	Low	ADSs

(EUR)	(EUR)		(USD)	(USD)
7.82	6.20	572.6	12.52	9.50	116.2
UNDERWRITERS’ TRADING ACTIVITIES
From November 30, 2009 to 3:00p.m. (CET) (Amsterdam time) on December 15, 2009:
•	no securities were bought by the Underwriters in stabilizing transactions;

•	the Underwriters purchased 137,533,316 Tradable Rights in the open market and exercised 103,162,121 Tradable Rights, yielding approximately 88.42 million BDRs;

•	in addition, the Underwriters purchased 265,602,630 BDRs (including in the form of ADSs) in the open market at prices ranging from EUR5.50 to EUR8.90, or, in the case of ADSs, US$8.27 to US$10.02;

•	the Underwriters sold 206,391,505 BDRs (including in the form of ADSs) at prices ranging from EUR5.51 to EUR8.81, or, in the case of ADSs, US$8.27 to US$10.03.
Transactions above include both market-making and proprietary transactions.

PS-2